November 10, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (917) 777-2896.

William M. Webster, IV
Chief Executive Officer
Advance America, Cash Advance Centers, Inc.
135 North Church Street
Spartanburg, SC 29306

Re:	Advance America, Cash Advance Centers, Inc.
	Form S-1, amended October 21 and October 29, 2004
	File No. 333-118227


Dear Mr. Webster:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General comments on your filing

Summary - page 1
1. We note the changes made to the opening paragraphs of this section in response to prior comment 1. The shortened versions and pronouns used in the document should be clear for the context. Please remove the second paragraph and ensure that all pronouns and shortened terms are clear throughout the document. Also, please move the disclosure regarding your trademarks to an appropriate portion of the document after the forepart.

Management`s Discussion and Analysis of Financial Condition and Results of Operations - page 37
Discussion of Critical Accounting Policies and Estimates - page 41
2. We note your response to our prior comment 15 and your revised disclosures. Your revision to the first sentence of the revenue recognition policies does not seem appropriate as it implies that as long as revenues are properly recognized, the rest of your financial results could not be misstated. Additionally, the first two paragraphs of the section titled "Discussion of Critical Accounting Policies and Estimates" seem to indicate that the accounting policies that follow the introduction are those that involve the use of significant estimates and assumptions. Since your revenue recognition policies do not involve the use of significant estimates that could have a material impact on your financial statements (as discussed in Section V of Release 33-8350/34-48960), consider eliminating your revenue recognition policy from the discussion of critical accounting estimates.

Consolidated Financial Statements - page F-1

Note 1 - Description of Business and Significant Accounting Policies
- page F-8
3. You disclose on page F-15 that for purposes of disclosure required by SFAS 131, you operate in one segment, payday cash advances to individuals. However, in your response to comment 17, you state that for goodwill impairment purposes, you consider your reporting units to be at the zone level. Since reporting units are defined in SFAS 142 as operating segments (under SFAS 131) or one level below operating segments, please supplementally, in full detail, tell us how you determined that you met the aggregation criteria of paragraph 17 of SFAS 131 in order to present one operating segment.
4. It seems that your agency and business models do not have similar economic characteristics. Additionally, it seems they do not use similar methods to distribute services and have different regulatory environments given the recent litigation filed against you in Georgia and North Carolina related to your agency business models. Refer to paragraph 17(d) and (e) of SFAS 131. Please supplementally tell us how you determined that your agency business model and standard business model do not represent two different operating segments under paragraphs 17-21 of SFAS 131.
5. We note your supplemental responses to our prior comments 27 and
28. We are unable to concur with your conclusion that your method of accounting for center closing costs is in accordance with GAAP. Specifically, although we note your statement that the decision to close a center typically occurs concurrent with or within days of the actual center closing, you should not record significant center closing costs at the end of a quarter when those costs are not actually incurred until a few days after quarter-end. Refer to paragraphs 17 and B51 of SFAS 146. Please revise your accounting policies with respect to center closing costs in future filings so that they are consistent with the relevant provisions of SFAS 146.
6. There appears to be an error in your basic and diluted pro-forma earnings per share for the nine months ended September 30, 2004. Please review the calculations included in your pro-forma table and revise as necessary.

Note 12 - Commitments and Contingencies - page F-27
7. We note your response to our prior comment 33 and your revisions to note 12. Please revise your MD&A section to include your discussion of the negative financial statement implications that could occur if the North Carolina operations are shut down or suspended. Consider revising MD&A to include the potential financial statement impact you disclosed on page F-30. Refer to Section III.B.3 of Release 33-8350/34-48960.
8. In light of your disclosures on page F-30 that the recent investigation by the North Carolina Attorney General`s Office may cause you to alter or cease using the agency business model in North Carolina, please supplementally tell us whether you updated your goodwill impairment testing as of September 30, 2004. If no update was performed, please supplementally tell us why management did not deem this necessary (refer to paragraphs 8c and 8f of SFAS 144). If an update was performed, please supplementally tell us the results of your analysis and the factors considered in performing your analysis.
9. As a related matter, please revise note 12 to disclose the amount, if any, of goodwill that may be impaired if you cease using the agency business model in North Carolina.
10. Based upon your response to our prior comment 16 and the table on pages 77 and 78, it appears that you operate under both the standard and the agency business model in North Carolina. However, it is unclear whether the $2.2 million potential impact to monthly net revenues and the $7.3 million potential shut down costs you disclose in note 12 are based upon the assumption that all operations in North Carolina would cease or just your agency business model operations in North Carolina. Please revise to clarify.



*	*	*




Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Lisa Haynes, Staff Accountant, at (202) 824-5398 or Donald Walker, Senior Assistant Chief Accountant, at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. You may contact Christian Windsor, Staff Attorney, at (202) 942-1974 or me at (202) 942-2889 any other questions regarding this review.


						Sincerely,



						William Friar
						Senior Financial Analyst


cc:	Via US MAIL AND FACSIMILE: (917) 777-2896
Susan J. Sutherland, Esq.
Adam Waitman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Advance America, Cash Advance Centers, Inc.
William M. Webster, IV CEO
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